UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

THE ADT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00101J106

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

December 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 12 Pages

CUSIP No. 00101J106	Page 2 of 12 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 11,166,021
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 11,166,021
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,741,021
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.05%
14	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 00101J106	Page 3 of 12 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 11,166,021
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 11,166,021
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,741,021
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.05%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 00101J106	Page 4 of 12 Pages

1	Names of Reporting Persons SOROS FUND MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 575,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 00101J106	Page 5 of 12 Pages

1	Names of Reporting Persons GEORGE SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) c. ☐ d. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 00101J106	Page 6 of 12 Pages

1	Names of Reporting Persons ROBERT SOROS (in the capacity described herein)
2	Check the Appropriate Box If a Member of a Group (See Instructions) e. ☐ f. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 575,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 575,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 575,000
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 0.25%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 00101J106	Page 7 of 12 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soros Fund Management LLC, George Soros, and Robert Soros with the United States Securities and Exchange Commission on October 25, 2012 (the “Initial Schedule 13D”) and all amendments thereto (together with the Initial Schedule 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of The ADT Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 1 is filed to report, among other things, that (i) pursuant to an agreement with the Issuer described herein, Mr. Meister has joined the board of directors of the Issuer, (ii) the Corvex Funds have acquired additional Shares in the open market, and (iii) the Corvex Funds have had certain transactions in the options related to the Shares.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019.

(b) Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), George Soros, a U.S. citizen, and Robert Soros, a U.S. citizen (collectively, the “SFM Persons”). This statement relates to Shares held for the account of Quantum Partners LP, a Cayman Islands exempted limited partnership (“Quantum Partners”). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC. The principal business address of each of the SFM Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. A joint filing agreement of the Corvex Persons and the SFM Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the SFM Persons assume no responsibility for such information. Information contained herein concerning each SFM Person has been provided by each such SFM Person and the Corvex Persons assume no responsibility for such information.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of the Schedule 13D are incorporated herein by reference.

CUSIP No. 00101J106	Page 8 of 12 Pages

The Reporting Persons acquired the Shares as follows:

(a) Corvex used working capital of the Corvex Funds to purchase the 11,166,021 Shares reported herein that are beneficially owned by the Corvex Persons. The total purchase price for such 11,166,021 Shares was $416,138,399.

(b) Quantum Partners used its working capital to purchase the 108,600 Shares reported herein as beneficially owned by the SFM Persons. The total purchase price for such 108,600 Shares was $4,064,039. The remaining 466,400 Shares reported herein as beneficially owned by the SFM Persons were received in connection with the spin-off of the Issuer by Tyco International Ltd. effective as of the close of business on September 28, 2012.

The Reporting Persons may effect purchases of securities through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

At 12:01 a.m. Eastern Standard Time on December 19, 2012, Mr. Meister became a director of the Issuer.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the provisions of the Agreement described in Item 6, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In connection with his position as a director of the Issuer, Mr. Meister may evaluate or consider matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 00101J106	Page 9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 11,166,021 Shares, which represents approximately 4.80% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of 11,166,021 Shares and, pursuant to the Voting Agreement attached to the Initial Schedule 13D as Exhibit 5 and described in Item 6 thereof, shared power to vote 11,741,021 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The SFM Persons may be deemed to be the beneficial owner of 575,000 Shares, which represents approximately 0.25% of the Issuer’s outstanding Shares. Each of the SFM Persons may be deemed to have shared power to vote such Shares. SFM LLC may be deemed to have sole power to dispose of such Shares and each of George Soros and Robert Soros may be deemed to have shared power to dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the SFM Persons is 11,741,021 Shares, which collectively represent approximately 5.05% of the Issuer’s outstanding Shares. The percentages calculated in the immediately foregoing sentence and in the paragraphs above are calculated based on a total of 232,467,711 Shares outstanding as of November 16, 2012 as reported by the Issuer in its Annual Report on Form 10-K, filed on November 27, 2012.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself or the investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds. Quantum Partners or affiliated entities are investors in certain Corvex Funds.

The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of the Schedule 13D are incorporated herein by reference.

CUSIP No. 00101J106	Page 10 of 12 Pages

On December 17, 2012, Corvex, Mr. Meister, and SFM LLC entered into an Agreement, which is attached hereto as Exhibit 5. Pursuant to the Agreement, (i) the Issuer’s board of directors will increase the size of the Issuer’s board of directors to nine members, (ii) the Issuer’s board of directors will appoint Mr. Meister as a director of the Issuer at 12:01 a.m. Eastern Standard Time on December 19, 2012 with a term expiring at the Issuer’s 2013 annual stockholders’ meeting (and Mr. Meister has agreed to offer to tender his resignation from the Issuer’s board of directors within five business days of (a) the Corvex Group and the Corvex Affiliates (each as defined in the Agreement) ceasing to beneficially own Shares equal to or in excess of the three percent Minimum Ownership Threshold described in the Agreement or (b) a breach in any material manner of Section 2 of the Agreement by a member of the Corvex Group, as reasonably determined by the Issuer), (iii) at the Issuer’s 2013 annual stockholders’ meeting, the Issuer’s board of directors intends to nominate Mr. Meister for election as a member of the Issuer’s board of directors and to recommend that the Issuer’s stockholders vote to elect Mr. Meister as a director, (iv) Corvex agreed to vote its Shares in favor of the slate of nominees recommended by the Issuer’s board of directors at the 2013 annual stockholders’ meeting, (v) the Corvex Persons and their affiliates agreed to refrain from taking certain actions as set forth in Section 2 of the Agreement and SFM LLC also agreed to refrain from taking certain affirmative actions set forth in Section 2 of the Agreement, (vi) the Agreement terminates on the later of the date on which Mr. Meister no longer serves on the Issuer’s board of directors and seven business days prior to the end of the last day that stockholders of the Issuer may timely notify the Issuer of a nomination or proposal to be properly brought before the Issuer’s 2014 annual stockholders’ meeting (the “Notice Date”), and (vii) solely with respect to SFM LLC, the Agreement shall terminate on the earlier of the Notice Date and December 31, 2013. References to, and descriptions of, the Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement.

Set forth in Exhibit 2 is a list of transactions in the Shares by the Reporting Persons effected in the last sixty days.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement by and among Corvex, Keith Meister, Soros Fund Management LLC, George Soros, and Robert Soros to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

CUSIP No. 00101J106	Page 11 of 12 Pages

Exhibit 3 – Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.

Exhibit 4 – Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.

Exhibit 5 –Agreement, dated as of December 17, 2012, by and among Corvex Management LP, Keith A. Meister, and Soros Fund Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of The ADT Corporation, filed December 18, 2012).

CUSIP No. 00101J106	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: December 19, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

Date: December 19, 2012	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Assistant General Counsel

Date: December 19, 2012	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact

Date: December 19, 2012	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Jay Schoenfarber
Attorney-in-Fact